FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED

(Translation of the Registrant's Name into English)

#410-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.)

FORM 20 F X FORM 40F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.)

YES ___ NO X

This FORM 6K consists of a corporate News Release dated and distributed throughout North America on September 5, 2002 via the news services and filed with SEDAR in Canada.

FORM 6K
SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

Dated: September 9, 2002
BY:

Chris Robbins
V. President

ANGLO SWISS RESOURCES INC.

#410 - 837 West Hastings Street Vancouver, B.C. V6C 3N6
FOR IMMEDIATE RELEASE TSX Venture: ASW
September 5, 2002 OTC Bulletin Board: ASWRF

OPTION JOINT VENTURE – KENVILLE GOLD MINE – BRITISH COLUMBIA

Anglo Swiss Resources Inc. (TSX-Venture-ASW) announces an Option Joint Venture Agreement on its wholly owned Kenville Gold Mine (the "Property") located in the Kootenay Mining Division of British Columbia.

The Option Joint Venture Agreement (the "Agreement") is with a group of four private corporations, (the "Optionees"), all registered in British Columbia. The Optionees may earn a 70% interest in the Property, by paying the Company $100,000 and expending $700,000 on the exploration and development of the Property, on or before the third anniversary of the date of the Agreement. Should the Option be exercised, the Agreement provides the Company and the Optionees will immediately form a joint venture to further develop the Property.

The Agreement provides the Optionees with the right to 70% of the mineral potential of the Property only, while the Company maintains 100% ownership of the surface rights, facilities, buildings, equipment etc.

Discoveries made by Teck Corp (a joint venture partner on the Property in 1995-1997) were very encouraging. Highlights from Teck's exploration programs included three "economic zones of interest", the discovery of a new 2.6 metre quartz vein (one .25 meter sample graded 81.2 gram gold/t) and a large (800 m. x 250 m.) gold, silver, copper, molybdenum anomalous zone identified in a previously unexplored area of the Property.

Facilities at the mine-site include a 250 tonne per day ore crusher, extensive underground mining equipment, compressor, maintenance shop, assay lab, miners-dry , engineering office, core storage, Mine Manager's residence, and more. All infrastructure is in place with The City of Nelson supplying electrical power and water coming from nearby Eagle Creek. The Kenville Mine Property consists of 15 Crown-Granted mining claims and 10 staked claims totaling 430.88 hectares, (1064.79 acres); and an additional 38.73 hectares (95.7 acres) of surface property, all 100% owned by Anglo Swiss Resources Inc.

Prior to 1949, The Kenville Gold Mine produced more than 65,000 ounces of gold from approximately 180,000 tonnes of ore.

CORPORATE UPDATE

Effective August 20, 2002, Mr. Conrad Kathol has resigned as a director of the Company. The Board of Directors currently consists of Mr. Len Danard, Mr. Leroy Wolbaum, Mr. Brian Canfield and Mr. Chris Robbins.

On behalf of the Board,

"Len Danard"
President & CEO

For further information please contact:
Anglo Swiss Resources Inc.

Telephone: (604)683-0484
Fax: (604)683-7497

Internet www.anglo-swiss.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.